

KH 7/2

SECURIT ... ION
SEC
Mail Processing
Section

12060940

MAY 16 2012

Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caris & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12671 High Bluff Drive, Ste. 350
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandie Turley 858-704-0319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North Ste. 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandie Turley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caris & Company, Inc., as of April 17, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 4/18

Senior Managing Director

Title

Notary Public 4/18/12

MEHUL RAWAL (NOTARY PUBLIC)


MEHUL V. RAWAL
Commission No. 1932839
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires April 16, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Supplemental Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of SAN DIEGO

On 4 - 18 - 12 before me, MEHUL V RAWAL,
(Here insert name and title of the officer)

personally appeared SANDIE TURLEY,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Mehul V. Rawal
Signature of Notary Public

(Notary Seal)


MEHUL V. RAWAL
Commission No. 1932839
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires April 16, 2015
CNB1

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

OATH OR AFFIRMATION
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 1 Document Date 4 · 18 - 52

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

CARIS & COMPANY, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CARIS & COMPANY, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Caris & Company, Inc.
Del Mar, California

We have audited the accompanying statements of financial condition of Caris & Company, Inc. (the "Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caris & Company, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

In our audit report dated February 10, 2012, on the 2011 financial statements, we referred to a departure from accounting principles generally accepted in the United States of America as a result of improper classification of a transaction which resulted in understating previously reported net loss. However, as disclosed in Note 3 to the financial statements, the Company has restated its 2011 financial statements to properly classify the transaction within equity, in conformity with accounting principles generally accepted in the United States of America. Accordingly, the December 31, 2011 financial statements have been restated to correct the error.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As further discussed in Note 2, the Company's losses from operations raise substantial doubt about its ability to continue as a going concern. The Company's viability is dependent upon its ability to obtain future equity financing and the success of its future operations. Management's plan in regard to these matters is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 24 through 26 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Diego, California
April 16, 2012

PKF
Certified Public Accountants
A Professional Corporation

CARIS & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

ASSETS

	2011	2010
CURRENT ASSETS		
Cash and cash equivalents	$ 1,192,590	$ 876,840
Securities - trading	1,647	1,752,890
Prepaid expenses	68,000	91,454
Investment banking receivables	-	619,500
Officer advances	-	52,392
Total current assets	1,262,237	3,393,076
Deposit with clearing organization	250,000	250,000
Deposits	77,488	153,721
Property and equipment, net	61,250	86,267
Total assets	$ 1,650,975	$ 3,883,064

The Independent Auditors' Report
and accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION (CONTINUED)
December 31, 2011 and 2010

LIABILITIES AND SHAREHOLDERS' EQUITY

	(As restated) 2011	2010
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 351,803	$ 248,816
Compensation and benefits payable	879,100	1,068,889
Subordinated loan	-	393,345
Total current liabilities	1,230,903	1,711,050
COMMITMENTS AND CONTINGENCIES (Note 10)		
SHAREHOLDERS' EQUITY		
Preferred stock - Series A - $1 noncumulative $1 par value non-voting - 5,000 shares authorized - 640 and 3,255 shares issued and outstanding, respectively (liquidation preference of $640,000 and $3,255,000, respectively)	640	3,255
Convertible Preferred stock - Series B - $1 noncumulative $1 par value non-voting - 200,000 shares authorized - 61,875 and 62,500 shares issued and outstanding, respectively (liquidation preference of $495,000 and $500,000, respectively)	61,875	62,500
Convertible Preferred stock - Series C - $1 noncumulative $0.01 par value non-voting - 500,000 shares authorized - 37,778 and 0 shares issued and outstanding, respectively (no liquidation preference)	378	-
Convertible Preferred stock - Series D - stated value of $14.15 non-voting - 100,000 shares authorized - 17,667 shares issued and outstanding (liquidation preference of $250,000)	250,000	250,000
Preferred stock - Series E - stated value of $0.001 non-voting - 400,000 shares authorized - none issued and outstanding (no liquidation preference)	-	-
Common stock - no par value, 4,000,000 shares authorized - issued and outstanding 1,731,888 and 1,541,553 shares, respectively	5,158,545	4,210,200
Additional paid-in-capital	4,549,000	3,564,162
Accumulated deficit	(9,600,366)	(5,918,103)
Total shareholders' equity	420,072	2,172,014
Total liabilities and shareholders' equity	$ 1,650,975	$ 3,883,064

The Independent Auditors' Report
and accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011 and 2010

	(As restated) 2011	2010
Revenues:		
Brokerage commissions	$ 8,118,373	$ 10,387,704
Research revenue	2,966,823	3,430,505
Investment banking revenue	330,542	2,171,044
Securities trading (loss) revenue	(29,136)	895,992
Valuation services	115,250	52,350
Interest and dividends	35,663	32,843
Other	9,948	10,866
Total revenues	11,547,463	16,981,304
Expenses:		
Compensation and related benefits	10,968,433	12,578,958
Communication expenses	1,389,579	1,327,937
Rent and occupancy costs	1,007,706	1,070,717
Travel and entertainment	833,598	911,149
Brokerage expenses	393,319	775,621
Professional fees	131,770	478,636
License and permits	219,751	144,207
Office expenses	123,813	139,220
Depreciation and amortization expense	31,699	36,785
Insurance	60,063	61,762
Interest	27,847	34,405
Subscription and fees	23,908	23,761
Other	12,240	6,517
Contributions	6,000	5,000
Total expenses	15,229,726	17,594,675
Net loss before income taxes	(3,682,263)	(613,371)
Provision for income taxes	-	12,930
Net loss	$ (3,682,263)	$ (626,301)

The Independent Auditors' Report
and accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2011 and 2010

	Series A Shares Preferred Stock	Series A Preferred Stock	Series B Shares Convertible Preferred Stock	Series B Convertible Preferred Stock	Series C Shares Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Shares Convertible Preferred Stock	Series D Convertible Preferred Stock	Series E Shares Preferred Stock	Series E Preferred Stock	Shares Common Stock	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	TOTAL
Balance at December 31, 2009	1,955	$ 1,955	62,500	$ 62,500	-	$ -	17,667	$ 250,000	75,000	$ 75	1,376,553	$ 3,503,600	$ 3,013,350	$ (5,291,802)	$ 1,539,678
Common Stock Issued	-	-	-	-	-	-	-	-	-	-	200,000	1,000,000	-	-	1,000,000
Issuance of Preferred A Stock	1,400	1,400	-	-	-	-	-	-	-	-	-	-	1,398,600	-	1,400,000
Redemption of Preferred E Stock	-	-	-	-	-	-	-	-	(75,000)	(75)	-	-	(749,925)	-	(750,000)
Redemption of Preferred A Stock	(100)	(100)	-	-	-	-	-	-	-	-	-	-	(99,900)	-	(100,000)
Redemption of Common Stock	-	-	-	-	-	-	-	-	-	-	(35,000)	(293,400)	-	-	(293,400)
Stock Compensation Expense	-	-	-	-	-	-	-	-	-	-	-	-	2,037	-	2,037
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(626,301)	(626,301)
Balance at December 31, 2010	3,255	$ 3,255	62,500	$ 62,500	-	$ -	17,667	$ 250,000	-	$ -	1,541,553	$ 4,210,200	$ 3,564,162	$ (5,918,103)	$ 2,172,014

The Independent Auditors' Report
and accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
For the Years Ended December 31, 2011 and 2010

	Series A Shares Preferred Stock	Series A Preferred Stock	Series B Shares Convertible Preferred Stock	Series B Convertible Preferred Stock	Series C Shares Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Shares Convertible Preferred Stock	Series D Convertible Preferred Stock	Series E Shares Preferred Stock	Series E Preferred Stock	Shares Common Stock	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	TOTAL
Balance at December 31, 2010	3,255	$ 3,255	62,500	$ 62,500	-	$ -	17,667	$ 250,000	-	$ -	1,541,553	$ 4,210,200	$ 3,564,162	$ (5,918,103)	$ 2,172,014
Common Stock Issued	-	-	-	-	-	-	-	-	-	-	111,666	555,000	-	-	555,000
Issuance of Preferred A Stock	690	690	-	-	-	-	-	-	-	-	-	-	689,310	-	690,000
Issuance of Preferred C Stock	-	-	-	-	37,778	378	-	-	-	-	-	-	339,622	-	340,000
Redemption of Preferred A Stock	(50)	(50)	-	-	-	-	-	-	-	-	-	-	(49,950)	-	(50,000)
Redemption of Preferred A Stock (As restated) - See Note 3	(3,255)	(3,255)	-	-	-	-	-	-	-	-	-	-	3,255	-	-
Redemption of Preferred B Stock	-	-	(625)	(625)	-	-	-	-	-	-	-	-	(4,375)	-	(5,000)
Conversion of Subordinated Loan to Preferred Series C Stock	-	-	-	-	43,705	437	-	-	-	-	-	-	392,908	-	393,345
Noncash Redemption of Series C Stock for Common Stock	-	-	-	-	(43,705)	(437)	-	-	-	-	78,669	393,345	(392,908)	-	-
Stock Compensation Expense	-	-	-	-	-	-	-	-	-	-	-	-	6,976	-	6,976
Net Loss (As restated)	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,682,263)	(3,682,263)
Balance at December 31, 2011 (As restated)	640	$ 640	61,875	$ 61,875	37,778	$ 378	17,667	$ 250,000	-	$ -	1,731,888	$ 5,158,545	$ 4,549,000	$ (9,600,366)	$ 420,072

The Independent Auditors' Report
and accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2011 and 2010

Balance at December 31, 2009	$	393,345
Additions		-
Reductions		-
Balance at December 31, 2010		393,345
Additions		-
Reductions		(393,345)
Balance at December 31, 2011	$	-

The Independent Auditors' Report
and accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	(As restated) 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,682,263)	$ (626,301)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation expense	6,976	2,037
Depreciation and amortization	31,699	36,785
Loss on disposal of equipment	-	2,539
Decrease (increase) in assets:		
Securities - trading	1,751,243	(1,658,861)
Prepaid expenses	23,454	(2,327)
Investment banking receivables	619,500	(619,500)
Officer advances	52,392	(48,392)
Deposits	76,233	32,280
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	102,987	(40,790)
Compensation and benefits payable	(189,789)	98,526
Net cash used in operating activities	(1,207,568)	(2,824,004)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(6,682)	(72,629)
Net cash used in investing activities	(6,682)	(72,629)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of Series A Preferred stock	690,000	1,400,000
Redemption of Series A Preferred stock	(50,000)	(100,000)
Redemption of Series B Preferred stock	(5,000)	-
Issuance of Series C Preferred stock	340,000	-
Redemption of Series E Preferred stock	-	(750,000)
Issuance of Common stock	555,000	1,000,000
Redemption of Common stock	-	(293,400)
Net cash provided by financing activities	1,530,000	1,256,600
Net increase (decrease) in cash and cash equivalents	315,750	(1,640,033)
Cash and cash equivalents at the beginning of the year	876,840	2,516,873
Cash and cash equivalents at the end of the year	$ 1,192,590	$ 876,840
Non-cash investing and financing activities:		
Conversion of subordinated note to Series C Preferred stock	$ 393,345	$ -
Redemption of Series C Preferred stock and purchase of Common stock	$ 393,345	$ -
Redemption of Series A Preferred stock (See Note 3)	$ 3,255	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 2,906	$ 12,930
Interest	$ 13,919	$ 34,405

The Independent Auditors' Report
and accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Caris & Company, Inc. (the "Company") offers various securities and broker and dealer services. The Company is registered with the Securities and Exchange Commission ("SEC") and operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. These statements have been prepared in accordance with standards established for the securities broker-dealer industry.

NOTE 2 - ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash balances in one financial institution as well as with its clearing firm. Accounts are secured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation up to legal limits. At times, balances may exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this institution.

Investment Banking Receivables

Investment banking receivables are recognized when the Company participates in the underwriting of equity securities and are stated at their estimated net realizable value based on current available information. From time to time, the Company agrees to assist in the underwriting of newly issued shares of various public companies. The Company receives a share of the profits made from selling the securities. The lead underwriter is responsible for calculating the net profit made from the underwriting and distributing the profits to the participants of the selling group. In most cases, the profits are not distributed until approximately ninety days after the underwriting occurs.

Property and Equipment

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Share-Based Compensation

The Company accounts for share-based compensation expense based on the estimated fair value of the awards as of the grant or modification date. The Company estimates the fair value of stock option awards using the Black-Scholes option valuation model, which requires the input of subjective assumptions including the expected stock price volatility, the calculation of expected term, and the fair value of the underlying common stock on the date of grant, among other inputs. Stock compensation expense is recognized on a straight-line basis over each optionee's requisite service period, which is generally the vesting period.

The Company bases its estimate of expected volatility on historical trends of the Company which are believed to be indicators of its future stock price volatility. The Company calculates the expected term of its options using the plain vanilla method as allowed for in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC 718-10-S99.

Income Taxes

The Company has adopted the uncertain tax provisions of ASC 740, *Income Taxes.* This standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2011 and 2010, the Company does not have a liability for unrecognized tax uncertainties.

For the fiscal years ended December 31, 2011 and 2010, management of the Company performed an analysis of its ASC 740 position and has not identified any uncertain tax positions as defined under ASC 740. The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2011 and 2010, the Company had no accrued interest or penalties related to uncertain tax positions.

Revenue Recognition

Securities transactions and related commission revenue is recorded on a trade date basis. The Company records research revenue at the time of receipt of funds which evidences acceptance of the research services. Revenues earned from investment banking activities are recognized when the Company participates in the underwriting of newly issued securities.

Advertising

The Company expenses advertising costs as incurred.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Investment and Financial Instruments Valuation and Income Recognition

The investments held by the Company are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*. FASB ASC 820 discusses acceptable valuation techniques and inputs to these techniques. These inputs are assumptions market participants use in pricing investments. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Inputs based on quoted prices in active markets, e.g. NYSE, NASDAQ, etc. for assets identical to those to be valued.

Level 2 – Inputs other than quoted prices that are observable for assets, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. Examples would include limited partnership interests, closely held stock, etc.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income is recorded on the accrual basis. The Company presents in the statements of operations the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Company accounts for its investments in accordance with ASC 320, *Investments - Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on available-for-sale securities are reported as a separate component of shareholders' equity.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company's transactions with customers primarily consist of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers. Although certain customers with margin accounts are cleared by another broker-dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

The Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities positions that it does not own. When the Company participates in short selling, it is an obligation to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently closes the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and establishment of offsetting positions, however, losses may nevertheless occur.

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At the present, the Company's working capital may not be sufficient to meet the Company's objectives as structured. Although these conditions indicate that the Company may be unable to continue with its current base of high profile and highly compensated employees, management did anticipate these expenses and has flexibility to alter its human capital base to adjust to lower expenses, if needed.

In addition, management believes that increased participation in the underwriting of equity securities will generate sufficient revenue and increase cash flow from operations to assist in meeting the Company's obligations for the year ending December 31, 2012.

NOTE 2 - ACCOUNTING POLICIES (Continued)

New Accounting Standards

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 which is intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels, the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). The adoption of this guidance did not have a material impact on the Company's financial statements.

In April 2010, the FASB issued guidance within ASU 2010-13, *Compensation — Stock Compensation (ASC 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades*. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. The adoption of this guidance did not have a material impact on the Company's financial statements.

NOTE 3 – RESTATEMENT

On December 29, 2011, the Company converted 3,255 shares of Series A Preferred shares into a senior note in the amount of $3,255,000. Upon conversion of the shares to the senior note, the note was immediately forgiven by the holder. Upon the forgiveness of the note, the Company previously had recorded a gain on forgiveness of debt. Under FASB ASC 470-50 *Debt-Modifications and Extinguishments* and analysis of the substance of the transaction, generally accepted accounting principles ("GAAP") require this transaction to be treated as an equity transaction and be included within shareholders' equity. As a result of restating the financial statements to be in conformity with GAAP, additional paid-in-capital and accumulated deficit increased by $3,255,000 as of December 31, 2011. Additionally, in the accompanying statements of operations, net loss for the year increased by $3,255,000 resulting in a net loss for the year ended December 31, 2011 of $3,682,263. The accompanying statement of cash flows reflects an increased loss for the year ended December 31, 2011 and the gain on debt forgiveness was removed from the operating section and disclosed within non-cash investing and financing activities.

NOTE 4 - INVESTMENTS AND FINANCIAL INSTRUMENTS

At December 31, 2011 and 2010, the Company held investments in publicly traded common stock that were classified as trading. The fair value of the investments in accordance with ASC 820 consists of the following:

	December 31, 2011	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Common stocks	$ 1,647	$ 1,647
Total	$ 1,647	$ 1,647

	December 31, 2010	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Common stocks	$ 1,752,890	$ 1,752,890
Total	$ 1,752,890	$ 1,752,890

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2011	2010
Office furniture	$ 92,788	$ 92,788
Office equipment	359,848	353,164
Leasehold improvements	18,028	27,252
	470,664	473,204
Less: Accumulated depreciation and amortization	(409,414)	(386,937)
Total property and equipment, net	$ 61,250	$ 86,267

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $100,000 or 6 and 2/3% of aggregated indebtedness (approximately $100,000 and $114,000 at December 31, 2011 and 2010, respectively), whichever is higher. At December 31, 2011 and 2010, the Company had net capital of $112,816 and $968,721, respectively, in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 5.78 to 1 and 1.58 to 1, respectively.

NOTE 7 - SUBORDINATED LOAN

During April 2004, the Company borrowed from its major shareholder the sum of $393,345 which was due and payable in May 2008, but was extended to June 30, 2011. The loan bore an interest rate of 6% per annum, was unsecured and subordinated to the claims of general creditors. Upon maturity, the loan was converted to 43,705 shares of Series C Preferred stock.

NOTE 8 – EQUITY

Restricted Stock Units
Long-term incentive value is delivered to selected key employees by granting Restricted Stock Units ("RSUs"), which have either time or performance-based vesting features. The fair value of an RSU is equal to the fair value of a share of stock on the date of grant, discounted due to the limitations placed on the marketability of the RSUs. Time-based RSUs vest over a specified period following the date of grant, unless forfeited, and will be paid out in the form of stock, cash or deferred cash at the Company's discretion at the end of the vesting period. As of December 31, 2011 and 2010, the Company has outstanding 126,734 and 90,151 RSUs, respectively, awarded under the Caris & Company 2007 Restricted Stock Unit Award Plan. This Plan provides for the grant of up to 2,000,000 RSUs that equate to Caris Ordinary Shares (Phantom Shares) on a one-for-one basis and are subject to the provisions of the Plan.

The following table summarizes RSU activity for the years ended December 31, 2011 and 2010:

	Number of Shares	Weighted-Average Fair Value	Intrinsic Value
Outstanding at December 31, 2009	61,377	$ 0.15	$ -
Granted	74,950	0.15	-
Additional shares vested	-	-	-
Released from restrictions	(31,924)	0.15	-
Forfeited/Cancelled	(14,252)	0.15	-
Outstanding at December 31, 2010	90,151	0.15	-
Granted	92,481	0.15	-
Additional shares vested	-	-	-
Released from restrictions	(25,101)	0.15	-
Forfeited/Cancelled	(30,797)	0.15	-
Outstanding at December 31, 2011	126,734	$ 0.15	$ -
Vested and exercisable at December 31, 2011	79,101	$ 0.15	$ -
Non-vested at December 31, 2011	47,633	$ 0.15	$ -

There was approximately $8,870 of total unrecognized compensation cost related to nonvested RSUs outstanding as of December 31, 2011. This cost is expected to be recognized as expense over a weighted average period of approximately two years.

NOTE 8 – EQUITY (Continued)

Restricted Stock Plan

The Company has outstanding 8,558 Shares of Restricted Stock under the Restricted Stock Plan. The Restricted Stock Plan allows for the issuance of up to 25,000 shares of Restricted Stock. The Restricted Stock is subject to certain restrictions. All restrictions on shares of Restricted Stock lapse after a specified amount of time.

The compensation expense attributed to the RSUs and the grants of Restricted Stock amounted to $6,976 and $2,037 during the years ended December 31, 2011 and 2010, respectively.

Stock Activity (As restated)

During fiscal 2010, the Company issued 1,400 shares of $1 par value, Series A Preferred shares for consideration of $1,400,000. Additionally, the Company issued 200,000 shares of common no-par shares during fiscal 2010 in consideration of $1,000,000. Total consideration received for the year ended December 31, 2010 for issuance of both preferred and common stock totaled $2,400,000.

During fiscal 2010, the Company redeemed 100 Series A Preferred shares for $100,000 and redeemed 75 shares Series E Preferred shares for $750,000. The Company also redeemed 35,000 shares of common stock for $293,400.

During fiscal 2011, the Company issued 690 shares of Series A Preferred shares for consideration of $690,000. The Company also issued 37,778 shares of Convertible Series C Preferred shares for consideration of $340,000 and 111,666 shares of common no-par stock for consideration of $555,000. Total consideration received for the year ended December 31, 2011 amounted to $1,585,000.

During fiscal 2011, upon the maturity of the subordinated loan, the loan was converted into 43,705 shares of Convertible Series C Preferred shares. In a cashless transaction, the Convertible Series C Preferred shares were redeemed and, in lieu of payment, 78,669 shares of common stock were issued.

During fiscal 2011, the Company redeemed 50 shares of Series A Preferred shares for $50,000 and 3,255 shares of Series A Preferred shares were redeemed with a redemption value of $0 (See Note 3). The Company also redeemed 625 shares of Series B Preferred shares for $5,000. Total consideration paid for the redemption of shares for the year ended December 31, 2011 amounted to $55,000.

The Articles of Incorporation have authorized six classes of stock: Series A Preferred Stock ("Series A"), Series B Convertible Preferred Stock ("Series B"), Series C Convertible Preferred Stock ("Series C"), Series D Convertible Preferred Stock ("Series D"), Series E Preferred Stock ("Series E") and common stock.

The holders of Series A shall be entitled to receive, when declared by the Board of Directors, an annual cash dividend at the rate of $50 per share. Dividends shall be payable annually and are non-cumulative. Series A are non-voting and have a liquidation preference of $1,000 per share and are senior to all other preferred shares and common stock.

NOTE 8 – EQUITY (Continued)

Stock Activity (As restated) (continued)
Series B shares are non-voting and have a liquidation preference of $8 per share. Series B shares are convertible into shares of common stock at a conversion price of $8 per share at the aggregate purchase price of $500,000.

Series C shares are convertible into one share of common stock of the Company. Series C shares are non-voting and bear a 6% annual coupon. Each share shall receive a total annual coupon payment of 6%, payable semi-annually on July 1 and January 1. The Company reserves the right to repurchase the shares at a 10% per annum premium of the purchase price.

Series D shares are convertible into 25,000 shares of common stock of the Company. Series D shares are non-voting and have a liquidation preference of $14.15 per share. Additionally, in the event of change of control, the Series D shares become redeemable at $14.15 per share at the option of the holder. Management has determined that it is not likely that a redemption will occur.

Series E shares are senior to common stock of the Company but junior to all other preferred stock. Series E shares are non-voting and have a liquidation preference of $1,000,000. The Series E shares shall be subject to redemption in full, at the option of a majority of the outstanding Series E holders, in the event of a change in control, and in the event of a reorganization. Management has determined that it is not likely that a redemption will occur.

At December 31, 2011 and 2010, the Company has issued and outstanding 1,731,888 and 1,541,553 shares of no par common stock, respectively. The holders of common stock of the Company have one vote for each share of stock held.

Stock Option Plan
Options for the purchase of common stock are issued at the discretion of the Board of Directors under the terms of the Company's 2005 Equity Incentive Plan whereby the Company may offer up to 500,000 shares of its no par value common stock pursuant to the amended Plan. The Plan allows the Company to grant awards to various employees as Incentive Stock Options, Nonstatutory Stock Options, or stock bonuses. As of December 31, 2011 and 2010, there are 417,500 and 393,500 shares, respectively, available for issue under this Plan.

NOTE 8 - EQUITY (Continued)

The following table summarizes stock option activity for the years ended December 31, 2011 and 2010:

	Options Outstanding	Weighted-Average Exercise Prices
Balance at December 31, 2009	138,000	$ 11.95
Granted	6,000	15.00
Exercised	-	-
Forfeited	(37,500)	(11.47)
Balance at December 31, 2010	106,500	11.95
Granted	-	-
Exercised	(5,000)	1.00
Forfeited	(19,000)	14.61
Balance at December 31, 2011	82,500	$ 11.19

The fair value of granted options was estimated at the grant date using the Black-Scholes pricing model with the following assumptions and results:

	2011	2010
Expected dividend yield	N/A	0%
Weighted average risk-free rate	N/A	1.36% to 1.40%
Expected volatility	N/A	10%
Expected holding period (in years)	N/A	2.5
Weighted average fair value of awards	N/A	$ -

The expected dividend yield is based on the current dividend rate and the price of the Company's shares over the most recent period. The expected volatility is based on historical trends of the Company. The risk-free interest rate is based upon the interest rate on U.S. Treasury securities with maturities that correspond with the expected life of the applicable stock options, taking into consideration the vesting period and contractual lives of the applicable options. Compensation expense is net of an estimated forfeiture rate based on historical experience with similar options.

NOTE 8 - EQUITY (Continued)

The following table summarizes information about stock options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.40 - $1.00	10,000	3.05	$ 0.70	10,000	$ 0.70
$10.00 - $12.50	56,000	2.90	11.19	56,000	11.79
$14.29 - $15.00	14,000	1.22	14.75	11,000	14.68
$20.00	2,500	3.05	20.00	2,500	20.00
	82,500	3.05	$ 11.19	79,500	$ 11.05

Number of options vested and nonvested at December 31, 2011 was 79,500 and 3,000, respectively.

The fair value of granted options was estimated at the grant date using the Black-Scholes pricing model. The amount of compensation expense attributed to the options which vested during fiscal 2011 and 2010 was $0 for both years.

The total value of the stock option awards is expensed on a straight-line basis over the service period of the employees receiving the awards. As of December 31, 2011 and 2010, there was no unrecognized compensation cost related to stock option awards.

The aggregate fair value of options granted during the year ended December 31, 2010 was $0. No options were granted during fiscal 2011. There was no aggregate intrinsic value of options remaining at December 31, 2011 and 2010 as the current exercise price of the underlying options was greater than the share price.

NOTE 9 - RELATED PARTY TRANSACTIONS

As discussed in Note 6, the Company borrowed $393,345 in a subordinated loan agreement executed by the Company and approved by Financial Industry Regulatory Authority ("FINRA") from the Company's principal shareholder which was due in June 2011. Interest of approximately $9,889 and $23,600 was paid during the years ending December 31, 2011 and 2010, respectively. In June 2011, the loan was converted into 43,705 Series C Preferred shares.

Officer advances consist of expenses paid by the Company on behalf of certain individuals.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company has operating leases for its office facilities in Del Mar, Los Angeles, Atlanta, Boston, Arlington, and New York. Additionally, the Company makes payments on an apartment lease in New York that is used for business purposes. The leases expire at various times through 2015.

Future minimum lease payments under the Company's operating leases are as follows:

Year Ending December 31,	Amount
2012	$ 453,295
2013	181,603
2014	112,860
2015	17,811
	$ 765,569

Rent expense was $986,892 and $1,018,498 for the years ended December 31, 2011 and 2010, respectively.

The Company has entered into various agreements pursuant to operating within the securities and broker dealer services industry which provide for minimum fees to be paid on an annual basis in return for services provided.

In October 2011, a letter of intent for a merger was signed between M.M. Dillon & Company Group LLC ("M.M. Dillion") and Caris & Company, Inc. The terms include a 33% sale of the merged Company to a strategic investor(s) after a 50-50% merger of equals with M.M. Dillon. To facilitate the transaction, the Company has formed two entities, Caris Securities, LLC and Caris & Company Holdings, LLC. As of April 16, 2012, the merger has not been finalized.

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 11 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan.

NOTE 12 - INCOME TAXES

Significant components of the provision for income taxes for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Current provision:		
Federal	$ -	$ -
State	-	12,930
	-	12,930
Deferred expense:		
Federal	-	-
State	-	-
	-	-
Total income tax provision	$ -	$ 12,930

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes at December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred tax assets:		
Net operating losses	$ 1,602,000	$ 1,486,000
Other	36,000	37,000
	1,638,000	1,523,000
Valuation allowance deferred tax assets	(1,638,000)	(1,523,000)
Net deferred tax assets	$ -	$ -

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all of the deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance increased by approximately $115,000 from December 31, 2010. At December 31, 2011, the Company had federal and state net operating loss carry-forwards of approximately $3,818,000 and $3,755,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2025 and 2017 respectively, unless previously utilized.

California has limited and/or suspended the utilization of net operating loss carryforwards for the years ended 2011 and 2010. The past three tax years are still open for examination.

NOTE 12 - INCOME TAXES (Continued)

Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company's net operating loss ("NOL") and credit carryforwards will be limited by statute because of a cumulative change in ownership of more than 50%. Pursuant to Sections 382 and 383 of the Code, the annual use of the Company's NOLs would be limited if there is a cumulative change of ownership (as that term is defined in Section 382(g) of the Code) of greater than 50% in the past three years. Should Section 382 ownership change occurr, there would be a substantial limitation on the Company's ability to utilize its NOLs to offset future taxable income.

The effective tax rate varied from the federal statutory rate of 34% for the years ended December 31, 2011 and 2010 primarily as a result of non deductible expenses and the valuation allowance.

NOTE 13 - SUBSEQUENT EVENTS

On March 28, 2012, the Company executed an compensation agreement with its Chief Executive Officer.

On March 30, 2012, 25,000 shares of common stock were issued to the Chief Executive Officer which carry a redemption feature of up to $150,000.

Management has evaluated subsequent events through the date the financial statements were available for issue, April 16, 2012.

SUPPLEMENTARY INFORMATION

CARIS & COMPANY, INC.
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2011 and 2010

	2011	2010
Shareholders' equity	$ 420,072	$ 2,172,014
Add allowable liabilities:		
Subordinated loan	-	393,345
Total	420,072	2,565,359
Less non-allowable assets:		
Deposits	(77,488)	(153,721)
Investment banking receivable	-	(619,500)
Prepaid expenses	(68,000)	(91,454)
Property and equipment, net	(61,250)	(86,267)
Officer advances	-	(52,392)
Non-allowable assets	(206,738)	(1,003,334)
Less: Other deductions and/or charges	-	-
Net capital before charges on security positions	213,334	1,562,025
Less haircuts on security positions:		
Securities	(518)	(479,234)
Net capital	$ 212,816	$ 1,082,791
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000	$ 114,070
Net capital in excess of amount required	$ 112,816	$ 968,721
Aggregate indebtedness	$ 1,230,903	$ 1,711,050
Ratio of aggregate indebtedness to net capital	5.78 to 1	1.58 to 1

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 (a) Part IIA as of December 31, 2011 and 2010.

CARIS & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2011 and 2010

A computation of reserve requirement is not applicable to Caris & Company, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

CARIS & COMPANY, INC.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2011 and 2010

Information relating to possession or control requirements is not applicable to Caris & Company, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Caris & Company, Inc.
Del Mar, California

In planning and performing our audit of the Caris & Company, Inc. (the "Company") financial statements, as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Caris & Company as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated April 16, 2012.

> During the course of the audit, PKF noted that management previously accounted for a transaction not in accordance with generally accepted accounting principles ("GAAP"). A qualified opinion dated February 10, 2012 was issued encompassing this GAAP departure. Management has since elected to account for the transaction in accordance with GAAP and the accompanying financial statements with an opinion date of April 16, 2012, reflects this restatement.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except as noted above, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
April 16, 2012

PKF
Certified Public Accountants
A Professional Corporation